

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2019

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, NY 12110

> **Re: Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 12, 2018**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 13, 2019**
> **File No. 001-34392**

Dear Mr. Middleton:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Electronics and Machinery